TSX: GAM / AMEX: GRS / BSX: GL7	1701 Hollis Street
Suite 400
(PO Box 2067)
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
www.gammongold.com

PRESS RELEASE

Halifax, June 23, 2008

Gammon Gold Forecasts the Second Quarter Production to be the best in the Company’s history, from 17% to 24% increase over Q1 and 45% to 57% increase over Q4

Gammon Gold Inc. ("Gammon") (TSX:GAM and AMEX:GRS): Gammon advised today that Q2 2008 is continuing to build on the significant improvements achieved in Q1 2008 such that forecasted production and cash flow performance are expected to outperform Q1 2008. The strength of the operating cashflow continues to fund 100% of the expansion capital, the new aggressive exploration program and allow Gammon to continue with its accelerated debt repayment program.

Quarterly Au(e) Production Profile

The Company anticipates production in Q2 will increase to between 68,000 to 72,000 gold equivalent ounces at total cash costs of between $475 to $500 per gold equivalent ounce (the lower end of the full year 2008 guidance) which represents a 44-53% increase over Q3 2007 and a 32-37% improvement over cash costs in Q3 2007.

Cash Flow Performance (000's)

Continued operational improvements underpin the Company’s improved cash flow performance the Company has achieved over the past two (2) quarters. Cash flow from operations is forecasted to improve to between $15 to $18 million, which represents an improvement of 242-270% over Q3 2007. Net free cash flow is forecasted to remain consistent with Q1 2008 levels and represents a 100-113% improvement over Q3 2007. The improved cash profile achieved over the past two (2) quarters has allowed the Company to fully fund its operations, capital investment programs and our expanded exploration program as well as to make unscheduled debt repayments of $5.1 million with an additional debt repayment of approximately $2 million anticipated in late June 2008 ($5.1 million in Q2). The Company’s improved cash flow performance to date exceeds our original target of achieving positive free cash flow status by Q3 2008.

"We remain encouraged by the progress we have made in executing our growth strategy to date and this progress is evident in the improved results we are forecasting for Q2. The positive results to date have allowed the Company to fully fund all of our operating working capital requirements together with the Company’s capital expenditure and expanded exploration investment programs. In fact, cash generations has been so significant that we are presently scheduled to have completed up to $7.1 million in unplanned debt facility repayments by the end of June. During the second half of 2008 we will continue to drive productivity enhancements and expand capacity at Ocampo through the expansion of the mill facility by 70% to 2,400-2,600 tonnes per day and the heap leach crushing circuit to 13,000–15,000 tonnes per day, both of which are anticipated to be complete by early Q4 and greatly enhance capacity at Ocampo. At the same time we will increase our focus on driving costs savings throughout the operation." said Rene Marion, CEO of Gammon Gold. Mr. Marion continued, "Looking forward to Q3 the Company has implemented a number of initiatives that are designed to mitigate the impact of the wet season that have been implemented by a seasoned mine management team that have dealt with seasonality weather challenges in many areas of the world. Leveraging that experience allows us to take actions that will help minimize any impact that inclement weather might have on our operations. We are confident that we are positioned to manage our operations effectively in Q3 and achieve our production and cash cost targets."

Recent press releases and corporate presentations can be found on our corporate website at www.gammongold.com that provides detailed information relating to the Company’s tremendous progress achieved to date in executing its growth strategy.

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The Company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Rene Marion	Anne Day
Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, "forecast", ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamations expenses. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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